CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(thousands of Canadian dollars)	March 31, 2010	December 31, 2009
Assets
Current assets
Accounts receivable and other	$173,944	$180,839
Prepaid expenses and deposits	13,881	15,551
Inventories [Note 2]	87,158	81,784
	274,983	278,174

Property, plant and equipment [Note 3]	3,976,315	3,974,070
Intangible assets [Note 4]	81,244	87,846
Future income tax	69,787	64,822
	$4,402,329	$4,404,912

Liabilities and Unitholders’ Equity
Current liabilities
Bank loan [Note 6]	-	$428,017
Accounts payable and accrued liabilities	250,040	216,563
Current portion of convertible debentures [Note 8]	23,382	172,053
Current portion of 7 7/8% Senior Notes [Note 7]	-	41,909
Fair value deficiency of risk management contracts	1,942	2,052
	275,364	860,594

Bank loan [Note 6]	187,884	-
7 7/8% Senior Notes [Note 7]	210,314	217,210
Convertible debentures [Note 8]	668,557	665,817
Asset retirement obligation [Note 5]	293,057	284,043
Employee future benefits [Note 10]	9,446	9,394
Deferred credit	259	359
	1,644,881	2,037,417

Unitholders’ equity
Unitholders’ capital [Note 9]	5,135,237	4,669,559
Contributed surplus	315,255	315,255
Accumulated income	(525,545)	(476,750)
Accumulated distributions	(2,056,444)	(2,056,444)
Accumulated other comprehensive income (loss)	(111,055)	(84,125)
	2,757,448	2,367,495
	$4,402,329	$4,404,912

Commitments, contingencies and guarantees [Note 12]
Subsequent events [Note 13]
See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(thousands of Canadian dollars)

	Three Months Ended March 31
	2010	2009
Revenue
Petroleum, natural gas, and refined product sales	611,518	755,624
Royalty expense	(41,756)	(24,529)
	569,762	731,095
Expenses
Purchased products for processing and resale	327,208	381,837
Operating	109,435	120,110
Transportation and marketing	3,158	5,911
General and administrative	11,041	7,749
Realized net losses (gains) on risk management contracts	1,013	(25,542)
Unrealized net (gains) losses on risk management contracts	(110)	10,191
Interest and other financing charges on short term debt, net	14,202	60
Interest and other financing charges on long term debt	22,585	32,592
Depletion, depreciation, amortization and accretion	125,842	139,196
Currency exchange loss	9,124	98
Large corporations tax and other tax	24	19
Future income tax (recovery) expense	(4,965)	2,010
	618,557	674,231
Net (loss) income for the period	(48,795)	56,864

Other comprehensive income
Cumulative translation adjustment	(26,930)	49,818
Comprehensive (loss) income for the period	(75,725)	106,682

Segmented information [Note 11]
See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)

(thousands of Canadian dollars)	Unitholders’ Capital	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Income (Loss)	Accumulated Distributions	Accumulated Other Comprehensive Income (Loss)
At December 31, 2008	$3,897,653	$84,100	$6,433	$458,884	$(1,891,674)	$87,933
Exercise of unit appreciation rights and other	223	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	49,818
Net income	-	-	-	56,864	-	-
Distributions and distribution reinvestment plan	30,038	-	-	-	(103,302)	-
At March 31, 2009	$3,927,914	$84,100	$6,433	$515,748	$(1,994,976)	$137,751

At December 31, 2009	$4,669,559	$-	$315,255	$(476,750)	$(2,056,444)	$(84,125)
Issued for cash
January 29, 2010	465,678
Currency translation adjustment	-	-	-	-	-	(26,930)
Net loss	-	-	-	(48,795)	-	-
At March 31, 2010	$5,135,237	$-	$315,255	$(525,545)	$(2,056,444)	$(111,055)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(thousands of Canadian dollars)

	Three Months Ended March 31
	2010	2009
Cash provided by (used in)
Operating Activities
Net (loss) income for the period	$(48,795)	$56,864
Items not requiring cash
Depletion, depreciation, amortization and accretion	125,842	139,196
Unrealized currency exchange loss (gain)	9,657	(420)
Non-cash interest expense and amortization of finance charges	13,705	4,182
Unrealized net (gains) losses on risk management contracts	(110)	10,191
Future income tax (recovery) expense	(4,965)	2,010
Unit based compensation recovery	-	(1,447)
Employee benefit obligation	52	(656)
Other non-cash items	(56)	(25)
Settlement of asset retirement obligations [Note 5]	(5,650)	(3,466)
Change in non-cash working capital	(9,520)	15,316
	80,160	221,745

Financing Activities
Issue of Trust Units, net of issue cost	465,678	-
Bank (repayments) borrowings, net	(240,160)	7,016
Redemptions of 7 7/8%Senior Notes	(42,262)	-
Redemptions of convertible debentures	(156,363)	-
Financing costs	-	(94)
Cash distributions	-	(73,264)
Change in non-cash working capital	613	(33,075)
	27,506	(99,417)

Investing Activities
Additions to property, plant and equipment	(124,084)	(115,614)
Property (acquisitions) dispositions, net	(30,961)	(675)
Change in non-cash working capital	47,303	(6,156)
	$(107,742)	$(122,445)

Change in cash and cash equivalents	(76)	(117)

Effect of exchange rate changes on cash	76	117

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

Interest paid	13,644	13,979
Large corporation tax and other tax (received) paid, net	24	19

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2010
(Tabular amounts in thousands of Canadian dollar)

1.	Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the “Trust” or “Harvest”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period.  In the opinion of management, these financial statements have been prepared within reasonable limits of materiality.  These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2009 which should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.	Inventories

	March 31, 2010	December 31, 2009
Petroleum products
Upstream – pipeline fill	$803	$1,183
Downstream	82,236	76,424
	83,039	77,607
Parts and supplies	4,119	4,177
Total inventories	$87,158	$81,784

3.	Property, Plant and Equipment

	March 31, 2010			December 31, 2009
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$4,998,106	$1,292,683	$6,290,789	$4,848,984	$1,328,727	$6,177,711
Accumulated depletion and depreciation	(2,099,343)	(215,131)	(2,314,474)	(1,998,004)	(205,637)	(2,203,641)
Net book value	$2,898,763	$1,077,552	$3,976,315	$2,850,980	$1,123,090	$3,974,070

Direct exploration and development costs originally included in general and administrative costs of $3.2 million (2009 – $2.5 million) have been capitalized during the three months ended March 31, 2010.

4.	Intangible Assets

	March 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Engineering drawings	$90,406	$(15,633)	$74,773	$93,539	$(15,005)	$78,534
Marketing contracts	6,287	(3,049)	3,238	6,505	(2,967)	3,538
Customer lists	3,807	(1,316)	2,491	3,938	(1,264)	2,674
Fair value of office lease	931	(931)	-	931	(875)	56
Financing costs	3,300	(2,558)	742	3,300	(256)	3,044
Total	$104,731	$(23,487)	$81,244	$108,213	$(20,367)	$87,846

5.	Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,212 million which will be incurred between 2010 and 2060.  The majority of the costs will be incurred between 2015 and 2040. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	March 31, 2010	December 31, 2009
Balance, beginning of period	$295,228	$277,318
Incurred on acquisition of a private corporation	-	1,411
Liabilities incurred	682	1,351
Revision of estimates	-	7,219
Net liabilities acquired (settled) through acquisition (disposition)	2,077	(2,538)
Liabilities settled	(5,650)	(14,270)
Accretion expense	6,256	24,737
Balance, end of period(1)	$298,593	$295,228

(1) The current portion of the asset retirement obligation of $5.5 million at March 31, 2010 ($11.2 million –  December 31, 2009) is included in accounts payable and accrued liabilities on the Balance Sheet..

6.	Bank Loan

At March 31, 2010, Harvest had $187.9 million drawn of the $600 million available under the credit facility ($428.0 million drawn at December 31, 2009) which matures on April 30, 2010.

The credit facility is secured by first floating charge over at least 85% of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the refinery assets of North Atlantic.  The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the direct or indirect payment of distributions to shareholders in certain circumstances including an event of default.  The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7 7/8% Senior Notes and Convertible Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA").  In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% Senior Notes (as described in Note 12 in the consolidated financial statements for the year ended December 31, 2009), availability is subject to the following quarterly financial covenants:

	Covenant	As at March 31, 2010
Secured debt to EBITDA	3.0 to 1.0 or less	0.4
Total debt to EBITDA	3.5 to 1.0 or less	2.5
Secured debt to Capitalization	50% or less	5%
Total debt to Capitalization	55% or less	30%

For the three ended March 31, 2010, Harvest’s average interest rate on advances under the Credit Facility was 1.09% (2009 – 2.01%).

On April 30, 2010 the credit facility was amended and extended for three years, maturing April 30, 2013 and the facility was reduced from $600 million to $500 million.  Harvest continues to pay a floating interest rate, which is determined by a grid based on our secured debt (excluding 7 7/8% Senior Notes and convertible debentures) to earnings before interest, taxes, depletion, amortizations and other non-cash items (“EBITDA”).  The minimum rate charged in the grid is 200 bps over bankers’ acceptance rates as long as our secured debt to EBITDA ratio remains below or equal to one.  The financial covenants remain the same.  Harvest has the option to increase the facility limit from $500 million to $1.0 billion without lender consent; utilizing the accordion feature and securing additional capacity from an existing or new lender.

7.	7 7/8%Senior Notes

On January 20, 2010 Harvest made an offer, which expired on February 16, 2010, to purchase 100% of the outstanding 7 7/8% Senior Notes for cash consideration of 101% of the principal amount thereof plus the accrued and unpaid interest in accordance with the “change of control” provisions included within the indenture pursuant to which the 7 7/8% Senior Notes were issued.  As a result of the offering, US$40.4 million principal amount was redeemed.  The principal value and fair value of the outstanding 7 7/8% Senior Notes at March 31, 2010 were $212.9 million and $216.1 million.  Details of the 7 7/8% Senior Notes have been outlined in Harvest’s consolidated financial statements for the year ended December 31, 2009.

8.	Convertible Debentures

At March 31, 2010, Harvest had five series of Convertible Unsecured Subordinated Debentures outstanding, the details of which have been outlined in Harvest’s consolidated financial statements for the year ended December 31, 2009.

The following table summarizes the face value, carrying amount and fair value of the Convertible Debentures:
	March 31, 2010			December 31, 2009
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
6.5% Debentures Due 2010	23,810	23,382	24,050	37,062	36,187	37,562
6.4% Debentures Due 2012	106,796	104,566	108,003	174,626	170,667	176,460
7.25% Debentures Due 2013	330,548	316,532	338,878	379,256	362,216	385,703
7.25% Debentures Due 2014	60,050	56,337	62,152	73,222	68,458	74,467
7.5% Debentures Due 2015	236,599	191,122	248,429	250,000	200,342	256,875
	$757,803	$691,939	$781,512	$914,166	$837,870	$931,067

The “change of control” provision included within the Convertible Debentures’ indentures required Harvest to make an offer to purchase 100% of the outstanding Convertible Debentures for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest.  Harvest made these offers on January 20, 2010 and by March 4th all of the offers had expired and $156.4 million principal amount of Convertible Debentures were redeemed.

9.	Unitholders' Capital

(a)	Authorized
The authorized capital consists of an unlimited number of Trust Units.

(b)	Number of Units Issued

	Three months ended March 31
	2010	2009
Outstanding, beginning of period	242,268,801	157,200,701
Issued for cash January 29, 2010	46,567,852	-
Distribution reinvestment plan issuance	-	4,252,949
Exercise of unit appreciation rights and other	-	55,297
Outstanding, end of period	288,836,653	161,508,947

10.	Employee Future Benefit Plans

Defined Benefit Plans
The table below shows the components of the net benefit plan expense:

	Three months ended March 31, 2010		Three months ended March 31, 2009
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$547	$73	$295	$54
Interest costs	817	99	774	98
Expected return on assets	(824)	-	(660)	-
Amortization of net actuarial gains	53	-	(2)	-
Net benefit plan expense	$593	$172	$407	$152

11.	Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream.  Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
	2010	2009	2010	2009	2010	2009
Revenue(2)	$339,787	$572,704	$271,731	$182,920	$611,518	$755,624
Royalties	-	-	(41,756)	(24,529)	(41,756)	(24,529)
Less:
Purchased products for resale and processing	327,208	381,837	-	-	327,208	381,837
Operating	45,182	44,775	64,253	75,335	109,435	120,110
Transportation and marketing	951	2,979	2,207	2,932	3,158	5,911
General and administrative	441	355	10,600	7,394	11,041	7,749
Depletion, depreciation, amortization and accretion	18,247	22,184	107,595	117,012	125,842	139,196
	(52,242)	120,574	45,320	(44,282)	(6,922)	76,292

Realized net gains (losses) on risk management contracts					(1,013)	25,542
Unrealized net (losses) gains on risk management contracts					110	(10,191)
Interest and other financing charges on short term debt, net					(6,636)	(60)
Interest and other financing charges on long term debt					(30,151)	(32,592)
Currency exchange loss					(9,124)	(98)
Large corporations tax recovery (expense) and other tax					(24)	(19)
Future income tax recovery (expense)					4,965	(2,010)
Net (loss) income					(48,795)	56,864

Total Assets(3)	$1,290,224	$1,831,039	$3,112,105	$3,928,531	$4,402,329	$5,785,269

Capital Expenditures
Development and other activity	$8,683	$6,904	$115,401	$108,710	$124,084	$115,614
Property acquisitions (dispositions), net	-	-	30,961	675	30,961	675
Total expenditures	$8,683	$6,904	$146,362	$109,385	$155,045	$116,289

Property, plant and equipment
Cost	$1,292,683	$1,553,268	$4,998,106	$4,820,212	$6,290,789	$5,539,338
Less: Accumulated depletion, depreciation, and amortization	(215,131)	(189,303)	(2,099,343)	(1,683,406)	(2,314,474)	(1,872,709)
Net book value	$1,077,552	$1,363,965	$2,898,763	$3,136,806	$3,976,315	$4,500,771

Goodwill(4)
Beginning of period	$-	$216,230	$-	$677,611	$-	$893,841
Addition to goodwill	-	7,687	-	-	-	7,687
End of period	$-	$223,917	$-	$677,611	$-	$901,528

(1) Accounting policies for segments are the same as those described in the consolidated financial statements for the year ended December 31, 2009 in Note 2 as filed on SEDAR at www.sedar.com.
(2) Of the total downstream revenue for the three months ended March 31, 2010, two customers represent sales of $171.4 million and $41.5 million respectively (2009 - $366.8 million and $98.1 million).  No other single customer within either division represents greater than 10% of Harvest’s total revenue.
(3) Total Assets on a consolidated basis includes nil (2009 – $25.7 million) relating to the fair value of risk management contracts.
(5) There is no inter-segment activity.

12.	Commitments and Contingencies

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations.  Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations.  In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements.  The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated.  Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The significant contingency at March 31, 2010 relates to a Canada Revenue Agency Notice of Reassessment issued to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million.  The CRA has adjusted Harvest Energy Trust’s taxable income to include their net profits interest royalty income on an accrual basis whereas the tax returns had reported this revenue on a cash basis.  A Notice of Objection has been filed with CRA requesting the adjustments to an accrual basis be reversed.  The Harvest Energy Trust 2005 tax return has also been prepared on a cash basis for royalty income with no taxes payable and, if reassessed by CRA on a similar basis, there would have been approximately $40 million of taxes owing.  The Harvest Energy Trust 2006 tax return has been prepared on an accrual basis including incremental payments required to align the prior year’s cash basis of reporting with no taxes payable.  Management along with our legal advisors believe the CRA has not properly applied the provisions of the Income Tax Act (Canada) that entitle income from a royalty to be included in taxable income on a cash basis and that the dispute will be resolved with no taxes payable by Harvest Energy Trust.  Harvest has filed a Notice of Objection with the CRA and filed a Notice of Appeal with the Tax Court.  The CRA and Harvest have now attended the examinations for discovery in early April 2010; both sides are currently working on undertakings, which are mutual requests for additional information.

The following is a summary of Harvest’s contractual obligations and commitments as at March 31, 2010:

Payments Due by Period
	2010	2011	2012	2013	2014	Thereafter	Total
Debt repayments	23,810	212,877	106,796	518,432	60,050	236,599	1,158,564
Debt interest payments(1)	55,322	68,297	53,957	40,686	18,437	7,292	243,991
Capital commitments(2)	18,423	1,817	-	-	-	-	20,240
Operating leases(3)	5,137	7,131	7,009	6,236	6,127	1,158	32,798
Pension contributions(4)	3,200	4,182	4,266	4,351	4,438	4,527	24,964
Transportation agreements(5)	3,192	2,079	701	205	-	-	6,177
Feedstock commitments(6)	521,275	-	-	-	-	-	521,275
Contractual obligations	630,359	296,383	172,729	569,910	89,052	249,576	2,008,009

(1)	Interest determined on bank loan balance using the rate effective at period end and by using the period end U.S. dollar exchange rate for the Senior Notes.
(2)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(3)	Relating to building and automobile leases.
(4)	Relating to expected contributions for employee benefit plans [see Note 10].
(5)	Relating to oil and natural gas pipeline transportation agreements.
(6)
Relating to crude oil feedstock purchases and related transportation costs. North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A.  This agreement  provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery.

13.	Subsequent Events

Between April 1, 2010 and May 7, 2010 an additional $355.7 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement with Vitol Refining S.A.

On April 30, 2010, Harvest entered into an amended and restated Extendible Revolving Credit Facility; see Note 6 for further details on the amended agreement.

On April 30, 2010, Harvest completed an internal reorganization pursuant to which, among other things, Harvest was wound up into its sole unitholder, KNOC Canada Ltd., to continue as one corporation under the name Harvest Operations Corp.  Subsequent to the reorganization, Harvest Operations Corp. is a direct wholly-owned subsidiary of the Korea National Oil Corporation (KNOC).

14.	Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.